SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

    Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 24, 2004

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 24, 2004

  Print the name and title of the signing officer under his signature.

---------

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

PRE-FEASIBILITY STUDIES ON BURNSTONE AREA 1 GOLD DEPOSIT UNDERWAY

August 24, 2004 , Vancouver , BC -- Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX-GBG; AMEX-GBN), is pleased to announce that pre-feasibility studies on the Area 1 gold deposit are underway. Great Basin's 100 percent owned Burnstone Project is located in the South Rand area of the Witwatersrand Basin, 80 kilometres southeast of Johannesburg, South Africa.

The Burnstone goldfield is defined by a four kilometre wide by 18 kilometre long mineralized corridor, hosting four gold deposit areas. Importantly, the central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults, and as a result, a substantial portion of each of the deposit areas lies at relatively shallow depths of only 250-750 metres.

The pre-feasibility study is focusing on Area 1 of the Burnstone goldfield, which hosts measured and indicated resources of 5.4 million ounces of gold in 29.2 million tonnes grading 5.73 g/t gold at a 350 cmg/t cut-off and 1 metre mining width, based on a recent estimate by independent qualified persons E. Siepker, M.Sc., Pr. Sci. Nat. and D. van der Heever, B.Sc., Pr. Sci. Nat. (see press release dated June 29, 2004). Initial scoping work suggests that a mining rate of 1.5 million tonnes per year can be achieved from a single decline, producing in excess of 200,000 ounces annually. The production scenario would involve a combination of conventional narrow reef mining and mechanized development in the footwall of the gold-bearing Kimberley Reef. Materials handling at the reef level would be accomplished with low profile trucks delivering ore and waste to a stationary loading pocket at the base of the decline loading either a conveyor or mini-shaft bulk haulage system.

Turgis Mining Consultants of Johannesburg are addressing the mine planning and mine design aspects of the pre-feasibility studies, and Mintek Laboratories are doing the metallurgical testwork under the direction of metallurgical specialists at MDM Ferroman that have overall responsibility for the process and plant design. Knight Piesold is addressing the environmental and permitting aspects of the project, including tailings, water supply, and project infrastructure.

These studies are targeted for completion by the end of the third quarter. Upon successful completion of the pre-feasibility study, Great Basin intends to immediately commence a full Bankable Feasibility Study on Area 1, allowing for a decision on a development timetable within the next 12 months.

The Burnstone Project is ideally located in an area of open, rolling country, traversed by major paved highways, railroads, power lines and pipelines that provide excellent infrastructure for development. Skilled labour, mining expertise, equipment, process facilities and development capital are all at hand to support efficient development of the project.

Great Basin is a mining exploration and development company with advanced stage gold assets on the Carlin Trend in Nevada and the Witwatersrand Goldfield in South Africa. For additional details on Great Basin and its gold projects, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at
1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This press release includes certain statements that may be deemed "forward-looking statements". These statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor created by such sections. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Great Basin expects are forward-looking statements. Although Great Basin believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Great Basin, investors should review Great Basin's Annual Information Form in Canada and annual filing on Form 20-F with the United States Securities Commission. Great Basin does not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources.

This press release uses the terms "measured resources" and "indicated resources". Great Basin advises U.S. investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.